

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Mr. Larry Reinhold
Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

> **Re:** **Systemax Inc.**
> **Form 8-K**
> **Filed April 20, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **Form 8-K**
> **Filed May 9, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 10, 2011**
> **File No. 001-13792**

Dear Mr. Reinhold:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Curt Rush
        General Counsel
        Via Email